[OLD NATIONAL BANCORP LETTERHEAD]



Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Attn:  John Saia, Esq.

         RE:  Old National Bancorp (the "Company")
              Application for Withdrawal of Registration Statement on Form S-3 Commission File No. 333-102086

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby applies for an order granting the withdrawal of its Registration Statement on Form S-3 (File No. 333-102086), together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on December 20, 2002 in connection with the possible resale of shares of the Company's common stock issued in connection with acquisitions by the Company. No securities have been sold under the Registration Statement.

     Pursuant to the Registration Statement, the Company proposed to register 5,000,000 shares of its common stock, no par value. On April 29, 2003 the Company filed Amendment No. 1 to the Registration Statement on Form S-4 ("Amendment No. 1"). Through inadvertence, Amendment No. 1 was filed as a new filing rather than as an amendment to Form S-3 on Form S-4. As a result, Amendment No. 1 was issued a new Commission file number (Commission File No. 333-104818) instead of using the Commission file number of the Registration Statement.

     Accordingly, the Company hereby requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible. In addition to the Company, please provide a copy of the order of the withdrawal of the Registration Statement to our counsel:

                              Becca C. Polak, Esq.
                                Krieg DeVault LLP
                         One Indiana Square, Suite 2800
                           Indianapolis, Indiana 46204


     If any member of the Commission's staff has any question, please do not hesitate to contact Ms. Polak at (317) 238-6268.


                               Very truly yours,


                               /s/ Jeffrey L. Knight
                               -------------------------------------------------
                               Jeffrey L. Knight, Senior Vice President, General Counsel and Corporate Secretary